Exhibit 19.1

Insider Trading Policy

Natera, Inc.

Insider Trading Policy

(as of February 24, 2023)

Table of Contents

Page

Introduction1

A.Legal Prohibitions on Insider Trading1

B.Detection and Prosecution of Insider Trading1

C.Penalties for Violation of Insider Trading Laws and This Policy2

D.ITP Officer2

E.Reporting Violations2

F.Personal responsibility3

Persons and Transactions Covered by This Policy3

A.Persons Covered by This Policy3

B.Types of Transactions Covered by This Policy3

C.Responsibilities Regarding the Non-Public Information of Other Companies4

D.Applicability of This Policy after Your Departure4

E.No Exceptions Based on Personal Circumstances4

Material Non-Public Information4

A.“Material” Information4

B.“Non-Public” Information5

Policies Regarding Material Non-Public Information6

A.Confidentiality of Non-Public Information6

B.No Trading on Material Non-Public Information6

C.No Disclosing Material Non-Public Information7

D.Responding to Outside Inquiries for Information7

Trading Blackout Periods7

A.Quarterly Blackout Periods8

B.Special Blackout Periods8

C.No “Safe Harbors”9

Pre-Clearance of Trades9

Additional Restrictions and Guidance9

A.Short Sales10

B.Derivative Securities and Hedging Transactions10

C.Using Natera Securities as Collateral for Loans10

D.Holding Natera Securities in Margin Accounts10

E.Placing Open Orders with Brokers11

Limited Exceptions11

A.Transactions Pursuant to a Trading Plan that Complies with SEC Rules11

B.Receipt and Vesting of Stock Options, Restricted Stock Units, Restricted Stock and Stock Appreciation Rights12

C.Exercise of Stock Options for Cash12

Natera, Inc.

Insider Trading Policy i

(as of February 24, 2023)

Table of Contents

(Continued)

Page

D.Purchases from the Employee Stock Purchase Plan12

E.Stock Splits, Stock Dividends and Similar Transactions13

F.Bona Fide Gifts and Inheritance13

G.Change in Form of Ownership13

H.Other Exceptions13

Compliance with Section 16 of the Securities Exchange Act13

A.Obligations under Section 1613

B.Notification Requirements to Facilitate Section 16 Reporting14

C.Personal Responsibility14

Additional Information14

A.Availability of Policy14

B.Amendments14

Schedule I (Individuals Subject to Pre-Clearance Requirements)

Schedule II (Individuals Subject to Section 16 Reporting and Liability Provisions)

Appendix A (Requirements for Rule 10b5-1 Trading Plans)

Natera, Inc.

Insider Trading Policy ii

(as of February 24, 2023)

Introduction

Natera, Inc. (“Natera”) opposes the unauthorized disclosure of any non-public information you obtain in the course of your service with Natera and the misuse of material non-public information in securities trading. This Insider Trading Policy (the “Policy”) prohibits the unauthorized disclosure and misuse of any non-public information.

A.	Legal Prohibitions on Insider Trading

The antifraud provisions of U.S. federal securities laws prohibit directors, officers, employees and other individuals who possess material non-public information from trading on the basis of that information. Your transactions will be considered “on the basis of” material non-public information if you are aware of the material non-public information at the time of the transaction. It is not a defense that you did not “use” the information for purposes of the transaction.

Disclosing material non-public information directly or indirectly to others who then trade based on that information or making recommendations or expressing opinions as to transactions in securities while aware of material non-public information (which is sometime referred to as “tipping”) is also illegal. Both the “tipper” who provides the information, recommendation or opinion and the “tippee” who trades based on it may be liable.

These illegal activities are commonly referred to as “insider trading.” State securities laws and securities laws of other jurisdictions also impose restrictions on insider trading.

In addition, Natera, as well as individual directors, officers and other supervisory personnel, may be subject to liability as “controlling persons” for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.

B.	Detection and Prosecution of Insider Trading

The U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”) and the Nasdaq use sophisticated electronic surveillance techniques to investigate and detect insider trading, and the SEC and the U.S. Department of Justice pursue insider trading violations vigorously. Regulators have successfully prosecuted cases involving trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares.

Natera, Inc.

Insider Trading Policy 1

(as of February 24, 2023)

C.	Penalties for Violation of Insider Trading Laws and This Policy
1.	Civil and Criminal Penalties

As of the effective date of this Policy, potential penalties for insider trading violations under U.S. federal securities laws include:

●	damages in a private lawsuit;
●	disgorging any profits made or losses avoided;
●	imprisonment for up to 20 years;
●	criminal fines of up to $5 million for individuals and $25 million for entities;
●	civil fines of up to three times the profit gained or loss avoided;
●	a bar against serving as an officer or director of a public company; and
●	an injunction against future violations.

Civil and criminal penalties also apply to tipping. The SEC has imposed large penalties in tipping cases even when the tipper did not trade or gain any benefit from the tippee’s trading.

2.	Penalties for Controlling Persons

As of the effective date of this Policy, the penalty for insider trading violations of controlling persons is a civil fine of up to the greater of $2.479 million or three times the profit gained or loss avoided as a result of the insider trading violations, as well as potential criminal fines and imprisonment.

3.	Disciplinary Actions

If Natera has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action, up to and including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law. It is not necessary for Natera to wait for the filing or conclusion of any civil or criminal action against you before taking disciplinary action. In addition, Natera may give stop transfer and other instructions to Natera’s transfer agent to enforce compliance with this Policy.

D.	ITP Officer

You should direct any questions, requests or reports to Natera’s Chief Legal Officer or his appointed designee (the “ITP Officer”). The ITP Officer is generally responsible for the administration of this Policy. The ITP Officer may select others to assist with the execution of his or her duties.

E.	Reporting Violations

It is your responsibility to help enforce this Policy. You should be alert to possible violations and promptly report violations or suspected violations of this Policy to the ITP Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest

Natera, Inc.

Insider Trading Policy 2

(as of February 24, 2023)

extent reasonably possible. If you wish to remain anonymous, you may: send a letter addressed to ITP Officer at Natera, Inc., 201 Industrial Road, Suite 410, San Carlos, California; leave an anonymous message on the ethics hotline at the toll free number +1-855-228-2685; or complete an online report at www.natera.ethicspoint.com. If you make an anonymous report, please provide as much detail as possible, including any evidence that you have.

F.	Personal responsibility

You are responsible for complying with this Policy and applicable laws and regulations. You should use your best judgment at all times and consult with your personal legal and financial advisors, as needed. You should seek assistance from the ITP Officer if you have any questions at all. The rules relating to insider trading can be complex, and a violation of insider trading laws can carry severe consequences.

Persons and Transactions Covered by This Policy

A.	Persons Covered by This Policy

This Policy applies to all directors, officers, employees and agents (such as consultants and independent contractors) of Natera, and others designated by the ITP Officer from time to time. References to Natera include subsidiaries of Natera. References in this Policy to “you” (as well as general references to directors, officers, employees and agents of Natera) should also be understood to include members of your immediate family, persons with whom you share a household, persons who are your economic dependents and any other individuals or entities whose transactions in securities you influence, direct or control (including, for example, a trust or a venture or other investment fund, if you influence, direct or control transactions by the entity). You are responsible for making sure that these other individuals and entities comply with this Policy.

B.	Types of Transactions Covered by This Policy

Except as discussed in “Limited Exceptions” below, this Policy applies to all transactions involving the securities of Natera. It also applies to all transactions involving the securities of other companies about which you possess material non-public information obtained in the course of your service with Natera. This Policy therefore applies to purchases, sales and other transfers of common stock, options, warrants, preferred stock, debt securities (such as debentures, bonds and notes) and other securities. This Policy also applies to any arrangements that affect economic exposure from changes in the prices of these securities (e.g., transactions in derivative securities (such as exchange-traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans). This Policy also applies to any offers by you with respect to the transactions discussed above. There are no exceptions from insider trading laws or this Policy based on the size of the transaction.

Natera, Inc.

Insider Trading Policy 3

(as of February 24, 2023)

C.	Responsibilities Regarding the Non-Public Information of Other Companies

This Policy prohibits the unauthorized disclosure or other misuse of any non-public information of other companies, such as Natera’s distributors, vendors, customers, licensees, collaborators, suppliers and competitors. This Policy also prohibits insider trading and tipping based on the material non-public information of other companies.

D.	Applicability of This Policy after Your Departure

You are expected to comply with this Policy until such time as you are no longer affiliated with Natera and you no longer possess any material non-public information subject to this Policy.

E.	No Exceptions Based on Personal Circumstances

There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances will not limit your liability under securities laws and will not excuse a failure to comply with this Policy.

Material Non-Public Information

A.	“Material” Information

Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell securities or would view the information as significantly altering the total mix of information in the marketplace. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Both positive and negative information may be material.

It is not possible to define all categories of “material” information. However, some examples of information that could be regarded as material include information with respect to:

●	Financial results, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with previously announced guidance, projections, or forecasts (if any) or with the expectations of the investment community; note that information about the results of Natera’s operations for even a portion of a quarter might be material in helping predict Natera’s financial results for the quarter;
●	Restatements of financial results, or material impairments, write-offs or restructurings;
●	Changes in independent auditors, or notification that Natera may no longer rely on an audit report;
●	Business plans or budgets;
●	Creation of significant financial obligations, or any significant default under or acceleration of the payment of any financial obligation;

Natera, Inc.

Insider Trading Policy 4

(as of February 24, 2023)

●	Impending bankruptcy or financial liquidity problems;
●	Significant developments involving business relationships, including entering into, modifying, or terminating significant agreements or orders with customers, licensees, suppliers, vendors, collaborators, distributors, manufacturers or other business partners;
●	Product introductions, modifications, defects or recalls or significant pricing changes or other announcements of a significant nature;
●	Significant developments in research and development or relating to intellectual property;
●	Significant developments with respect to clinical trials or the performance of Natera’s products;
●	A significant cybersecurity incident, such as a data breach, or any other significant disruption, loss, potential loss, breach or unauthorized access of Natera’s property or assets, whether at its facilities or through its information technology infrastructure;
●	Significant legal or regulatory developments, whether actual or threatened;
●	Significant issues related to the reimbursement of Natera’s products;
●	Major events involving Natera’s securities, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, public or private securities offerings, modification to the rights of security holders, or notice of delisting of our securities from trading on a securities exchange;
●	The existence of a special blackout period in which you may not trade securities;
●	Significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset or a change in control of Natera; and
●	Major personnel changes, such as changes in senior management or lay-offs.

If you have any questions as to whether information should be considered “material,” you should consult with the ITP Officer. In general, it is advisable to resolve any close questions as to the materiality of any information by assuming that the information is material.

B.	“Non-Public” Information

Information is considered non-public until it has been broadly disseminated to the public for long enough to be reflected in the price of the security. As a general rule, you should consider information to be non-public until at least one full trading day has elapsed after the information has been broadly disseminated to the public in a press release, a public filing with the SEC, a pre-announced public webcast or another broad, non-exclusionary form of public communication. If, for example, Natera were to make an announcement on a Monday, you should not trade in Natera’s securities until Wednesday. However, depending upon the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by

Natera, Inc.

Insider Trading Policy 5

(as of February 24, 2023)

the marketplace until later. Unless you have seen material information publicly disseminated, you should assume the information is non-public. Any questions as to whether information is non-public should be directed to the ITP Officer.

The term “trading day” means a day on which national stock exchanges are open for trading. A “full” trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.

Policies Regarding Material Non-Public Information

A.	Confidentiality of Non-Public Information

This Policy prohibits the unauthorized use or disclosure of non-public information relating to Natera or other companies. All non-public information you obtain in the course of your service with Natera may only be used for legitimate Natera business purposes. In addition, you should handle others’ non-public information in accordance with the terms of any relevant nondisclosure agreements, and the use of any such non-public information should be limited to the purpose for which it was disclosed.

You must use all reasonable efforts to safeguard non-public information in Natera’s possession. All officers, employees and agents (such as consultants and independent contractors) of Natera are required to sign and comply with an agreement addressing confidential information and invention assignment.

B.	No Trading on Material Non-Public Information

Except as discussed in “Limited Exceptions” below, you may not, directly or indirectly through others, engage in any transaction involving Natera’s securities while aware of material non-public information relating to Natera. It does not matter that you did not “use” the information in your transaction.

Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material non-public information about that company (except if the transactions are similar to those presented in “Limited Exceptions” below). For example, you may be aware of a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material non-public information for that other company, you would be prohibited from engaging in transactions involving the securities of that other company (as well as transactions involving Natera securities, if that information is material to Natera). “Materiality” is company-specific—information that is not material to Natera may be material to another company.

Natera, Inc.

Insider Trading Policy 6

(as of February 24, 2023)

C.	No Disclosing Material Non-Public Information

You may not disclose non-public information concerning Natera or any other company, unless required by law, or unless (i) disclosure is required for legitimate Natera business purposes, (ii) you are authorized to disclose such information and (iii) appropriate steps have been taken to prevent misuse  of such information (including entering into an appropriate nondisclosure agreement that restricts the disclosure and use of the information, if applicable). This restriction also applies to internal Natera communications and to communications with agents (such as consultants and independent contractors) of Natera. In cases where disclosing non-public information to third parties is required, you should coordinate with the Legal Department.

In addition, you may not make recommendations or express opinions on the basis of material non-public information as to trading in the securities of companies to which such information relates. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so. This prohibition against disclosure of material non-public information includes disclosure (even anonymous disclosure) via the Internet, blogs, investor forums, chat rooms, social media, or the like.

D.	Responding to Outside Inquiries for Information

In the event you receive an inquiry from someone outside of Natera, such as a stock analyst or news reporter, for information, you should refer the inquiry to the Chief Financial Officer or the Investor Relations Department. Natera is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of material non-public information. In general, Regulation FD provides that when a public company discloses material non-public information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject Natera to SEC enforcement actions, which may result in injunctions and severe monetary penalties. Natera has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law. Please consult Natera’s investor relations and communications policy for more details.

Trading Blackout Periods

To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, Natera has instituted quarterly trading blackout periods and may institute special trading blackout periods from time to time.

It is important to note that whether or not you are subject to blackout periods, you remain subject to the prohibitions on trading on the basis of material non-public information and any other applicable restrictions in this Policy.

Natera, Inc.

Insider Trading Policy 7

(as of February 24, 2023)

A.	Quarterly Blackout Periods

Except as discussed in “Limited Exceptions” below, all Natera directors, executive officers and certain employees and agents identified by Natera must refrain from conducting transactions involving Natera’s securities during quarterly blackout periods. Even if you are not specifically identified as being subject to quarterly blackout periods, you should exercise caution when engaging in transactions during quarterly blackout periods because of the heightened risk of insider trading exposure.

Quarterly blackout periods start at the beginning of the 15th calendar day (or, if such calendar day is not a trading day, then the first trading day thereafter) of the last month of each fiscal quarter and end at the beginning of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving Natera’s securities from the perspective of compliance with applicable securities laws due to the fact that, during these periods, individuals may often possess or have access to material non-public information relevant to the expected financial results for the quarter.

All Natera directors and officers, as well as certain employees and agents (such as consultants and independent contractors), are subject to quarterly blackout periods. The ITP Officer will maintain the list (the “blackout list”) of such individuals subject to quarterly blackout periods. From time to time, Natera may identify other persons who should be subject to quarterly blackout periods, and the ITP Officer may update and revise the blackout list as appropriate.

If you are listed on the blackout list, Natera will notify you when each quarterly blackout period starts and ends so that you will know when you may and may not engage in any transaction involving Natera’s securities. You are responsible for complying with the blackout period described in this Policy regardless of whether you receive notification from Natera about the period.

B.	Special Blackout Periods

From time to time, Natera may also prohibit directors, officers, employees and agents from engaging in transactions involving Natera’s securities when, in the judgment of the ITP Officer, a trading blackout is warranted. Natera will generally impose special blackout periods when there are material developments known to Natera that have not yet been disclosed to the public. For example, Natera may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. Special blackout periods may be declared for any reason.

Natera will notify you if you are subject to a special blackout period, in which case you may not engage in any transaction involving Natera’s securities until instructed that it is permissible, and you should not disclose the existence of the special blackout period to others.

Natera, Inc.

Insider Trading Policy 8

(as of February 24, 2023)

C.	No “Safe Harbors”

There are no unconditional “safe harbors” for trades made at particular times, and you should exercise good judgment at all times. Even when a quarterly blackout period is not in effect, you may be prohibited from engaging in transactions involving Natera’s securities because you possess material non-public information, are subject to a special blackout period or are otherwise restricted under this Policy.

Pre-Clearance of Trades

Except as discussed in “Limited Exceptions” below, directors and executive officers must refrain from engaging in any transaction involving Natera’s securities without first obtaining pre-clearance of the transaction from the ITP Officer. In addition, as listed on Schedule I, Natera has determined that certain other employees and agents of Natera that may have regular or special access to material non-public information must refrain from engaging in any transaction involving Natera’s securities without first obtaining pre-clearance of the transaction from the ITP Officer. The ITP Officer may not engage in a transaction involving Natera’s securities unless the Chief Legal Officer has pre-cleared the transaction. From time to time, Natera may identify other persons who should be subject to the pre-clearance requirements set forth above, and the ITP Officer may update and revise Schedule I as appropriate.

These pre-clearance procedures are intended to decrease insider trading risks associated with transactions by individuals with regular or special access to material non-public information. In addition, requiring pre-clearance of transactions by directors and officers facilitates compliance with Rule 144 resale restrictions under the Securities Act of 1933, as amended, and the liability and reporting provisions of Section 16 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pre-clearance of a trade, however, is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy. Further, pre-clearance of a transaction does not constitute an affirmation by Natera or a Compliance Officer that you are not in possession of material non-public information.

The ITP Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction.

Additional Restrictions and Guidance

This section addresses certain types of transactions that may expose you and Natera to significant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with this Policy, including the general prohibition against insider trading as well as pre-clearance procedures and blackout periods, if applicable.

Natera, Inc.

Insider Trading Policy 9

(as of February 24, 2023)

A.	Short Sales

This Policy prohibits short sales (i.e., the sale of a security that must be borrowed to make delivery) and “selling short against the box” (i.e., a sale with a delayed delivery) with respect to Natera securities. Short sales may signal to the market possible bad news about Natera or a general lack of confidence in Natera’s prospects, and an expectation that the value of Natera’s securities will decline. In addition, short sales are effectively a bet against Natera’s success and may reduce the seller’s incentive to improve Natera’s performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

B.	Derivative Securities and Hedging Transactions

This Policy prohibits transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to Natera’s securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Natera securities. Stock options, restricted stock units, restricted stock, stock appreciation rights and other securities issued pursuant to Natera benefit plans or other compensatory arrangements with Natera are not subject to this prohibition.

Transactions in derivative securities may reflect a short-term and speculative interest in Natera’s securities and may create the appearance of impropriety, even where a transaction does not involve trading on material non-public information. Trading in derivatives may also focus attention on short-term performance at the expense of Natera’s long-term objectives. In addition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions run an increased risk of violating securities laws.

C.	Using Natera Securities as Collateral for Loans

You may not pledge Natera securities as collateral for loans. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. The sale, even though not initiated at your request, is still considered a sale for your benefit. If made at a time when you are aware of material non-public information or otherwise are not permitted to trade in Natera securities, the sale may result in inadvertent insider trading violations, Section 16 violations (for officers and directors), violations of this Policy and unfavorable publicity for you and Natera.

D.	Holding Natera Securities in Margin Accounts

You may not hold Natera securities in margin accounts. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. The sale, even though not initiated at your request, is still considered a sale for your benefit. If made at a time when you are aware of material non-public information or are otherwise not permitted to trade in Natera securities, the sale may result in inadvertent insider trading violations, Section 16 violations (for officers and directors), violations of this Policy and unfavorable publicity for you and Natera.

Natera, Inc.

Insider Trading Policy 10

(as of February 24, 2023)

E.	Placing Open Orders with Brokers

Except in accordance with an approved trading plan (as discussed below), you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when you are aware of material non-public information or otherwise are not permitted to trade in Natera securities, which may result in inadvertent insider trading violations, Section 16 violations (for officers and directors), violations of this Policy and unfavorable publicity for you and Natera. If you are subject to blackout periods or pre-clearance requirements, you should inform your broker when you place any open order at the time the order is placed.

Limited Exceptions

The following are certain limited exceptions to the restrictions imposed by Natera under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. For example, even if a transaction is indicated as exempt from this Policy, you may need to comply with the “short-swing” trading restrictions under Section 16 of the Exchange Act, if applicable. You are responsible for complying with applicable law at all times.

A.	Transactions Pursuant to a Trading Plan that Complies with SEC Rules

The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when you are not aware of material non-public information. The contract, instructions or plan must (i) specify the amount, price and date of the transaction, (ii) specify an objective method for determining the amount, price and date of the transaction and/or (iii) place any subsequent discretion for determining the amount, price and date of the transaction in another person who is not, at the time of the transaction, aware of material non-public information.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1, (ii) complies with the requirements set forth in Appendix A hereto and (iii) is approved by the ITP Officer, are not subject to the restrictions in this Policy against trades made while aware of material non-public information or to the pre-clearance procedures or blackout periods established under this Policy. In approving a trading plan, the ITP Officer may, in furtherance of the objectives expressed in this Policy, impose criteria in addition to those set forth in Rule 10b5-1. You should therefore confer with the ITP Officer, or the ITP Officer’s designee, prior to entering into any trading plan.

Natera, Inc.

Insider Trading Policy 11

(as of February 24, 2023)

The SEC rules regarding trading plans are complex, and you must comply with them completely for your trading plan to be effective. The description provided above is only a summary, and Natera strongly advises that you consult with your personal financial and legal advisors if you intend to adopt a trading plan. While trading plans are subject to Natera review and approval, you are ultimately responsible for compliance with Rule 10b5-1 and this Policy.

The ITP Officer, or the ITP Officer’s designee, must keep a copy of each adopted trading plan. Natera may publicly disclose information regarding trading plans that you may enter into (including but not limited to the information required by applicable SEC rules), and you, or Natera on your behalf, will identify any Rule 10b5-1 transactions as such on Forms 4 and 5, if applicable.

B.	Receipt and Vesting of Stock Options, Restricted Stock Units, Restricted Stock and Stock Appreciation Rights

The trading restrictions under this Policy do not apply to the grant or award of stock options, restricted stock units, restricted stock or stock appreciation rights issued or offered by Natera. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of stock options, restricted stock units, restricted stock or stock appreciation rights in accordance with applicable plans and agreements. The trading restrictions do apply, however, to any subsequent sales of any such securities or the common stock underlying such securities and any other market sale for the purpose of generating the cash needed to pay withholding taxes related to the settlement of restricted stock units or stock option exercises.

C.	Cash or Cashless Net Exercise of Stock Options

The trading restrictions under this Policy do not apply to the exercise of stock options for cash under Natera’s stock option plans. Likewise, the trading restrictions under this Policy do not apply to the exercise of stock options in a stock-for-stock exercise with Natera or an election to have Natera withhold securities to cover tax obligations in connection with an option exercise. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a stock option, (ii) a cashless exercise of a stock option through a broker, because this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to pay withholding taxes related to the settlement of restricted stock units or stock option exercises.

D.	Purchases from the Employee Stock Purchase Plan

The trading restrictions in this Policy do not apply to elections with respect to participation in Natera’s employee stock purchase plan, if any, or to purchases of securities under the plan. However, the trading restrictions do apply to any subsequent sales of any such securities acquired therefrom.

Natera, Inc.

Insider Trading Policy 12

(as of February 24, 2023)

E.	Stock Splits, Stock Dividends and Similar Transactions

The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

F.	Bona Fide Gifts and Inheritance

The trading restrictions under this Policy do not apply to bona fide gifts involving Natera securities or transfers by will or the laws of descent and distribution. However, (i) if you have reason to believe that the recipient intends to sell Natera securities while you are aware of material nonpublic information or, (ii) if (A) you are subject to the trading restrictions specified above under the heading “Trading Blackout Periods,” and (B) you have reason to believe that the recipient intends to sell the Natera securities during a blackout period, then the trading restrictions apply. In other words, you cannot use a gift to conduct a transaction that otherwise would be prohibited under this Policy.

In addition, the trading restrictions under this Policy apply to any gifted or inherited securities if the recipient, for example, an immediate family member, is subject to this Policy. See “Persons and Transactions Covered by this Policy” above. Please also note that under Natera’s equity incentive plans, a stock option or other equity award may not be gifted or transferred except under very limited circumstances.

G.	Change in Form of Ownership

Transactions that involve merely a change in the form in which you own securities are not subject to the trading restrictions under this Policy. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

H.	Other Exceptions

Any other exception from this Policy must be approved by the ITP Officer, in consultation with the Board of Directors or an independent committee of the Board of Directors.

Compliance with Section 16 of the Securities Exchange Act

A.	Obligations under Section 16

Section 16 of the Exchange Act, and the related rules and regulations, set forth (i) reporting obligations, (ii) limitations on “short-swing” transactions and (iii) limitations on short sales and other transactions applicable to directors, officers, large shareholders and certain other persons.

Natera’s Board of Directors has determined that those persons included in Schedule II are required to comply with Section 16 of the Exchange Act, and the related rules and regulations,

Natera, Inc.

Insider Trading Policy 13

(as of February 24, 2023)

because of their positions with Natera. The ITP Officer may amend Schedule II from time to time as appropriate.

Schedule II is not necessarily an exhaustive list of persons subject to Section 16 requirements at any given time. Even if you are not included in Schedule II, you may be subject to Section 16 reporting obligations because of your shareholdings, for example.

B.	Notification Requirements to Facilitate Section 16 Reporting

To facilitate timely reporting of transactions pursuant to Section 16 requirements, if you are subject to Section 16 reporting requirements you must provide, or must ensure that your broker provides, Natera with detailed information (e.g., trade date, number of shares, exact price, etc.) regarding your transactions involving Natera’s securities, including gifts, transfers, pledges and transactions pursuant to a trading plan, both prior to the transaction (to confirm compliance with pre-clearance procedures, if applicable) and on the date of the transaction.

C.	Personal Responsibility

The obligation to file Section 16 reports, and to otherwise comply with Section 16, is personal. Natera is not responsible for the failure to comply with Section 16 requirements.

Additional Information

A.	Availability of Policy

This Policy will be made available to all Natera directors, officers, employees and agents when they commence service with Natera. You are required to acknowledge that you understand, and agree to comply with, this Policy.

B.	Amendments

Natera is committed to continuously reviewing and updating this Policy and any other Natera policies and procedures. Natera therefore reserves the right to amend, alter or terminate this Policy at any time and for any reason, subject to applicable law. A current copy of Natera’s policies regarding insider trading may be obtained by contacting the ITP Officer.

* * *

Nothing in this Policy creates or implies an employment contract or term of employment.

The policies in this Policy do not constitute a complete list of Natera policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.

Natera, Inc.

Insider Trading Policy 14

(as of February 24, 2023)

Schedule I

Individuals Subject to Pre-Clearance Requirements

1.All directors

2.Officers (including officers who are also directors, and Section 16 officers)

3.All CEO direct reports

Natera, Inc.

Insider Trading Policy S-II-1

(as of February 24, 2023)

Schedule II

Individuals Subject to Section 16 Reporting and Liability Provisions

1.Directors

2.	Officers (including officers who are also directors), as determined from time to time by Natera’s Board of Directors

Natera, Inc.

Insider Trading Policy S-III-1

(as of February 24, 2023)

Appendix A

Requirements for Rule 10b5-1 Trading Plans

A Rule 10b5-1 “trading plan” involving purchases or sales of Natera securities must comply with the requirements of Rule 10b5-1 and must meet the following requirements:

1.	The trading plan must be in writing and signed by the person adopting the trading plan.
2.	The trading plan must be adopted at a time when:
●	the person adopting the trading plan is not aware of any material non-public information (“MNPI”); and
●	there is no quarterly, special or other trading blackout in effect with respect to the person adopting the trading plan.
3.	The trading plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the individual adopting the trading plan must act in good faith with respect to the plan through its duration.
4.	Directors and Section 16 officers of Natera (i.e., all persons included in Schedule II of this Policy) must represent in a trading plan at the time of its adoption (or modification) that (i) they are not aware of any MNPI about Natera or its securities, and (ii) they are adopting (or modifying) the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
5.	The individual adopting the trading plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the trading plan and must agree not to enter into any such transaction while the trading plan is in effect.
6.	The first trade under the trading plan may not occur:
●	for directors and Section 16 officers of Natera, the later of (i) 90 calendar days following adoption of the trading plan or (ii) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted (up to 120 calendar days following adoption of the trading plan); and
●	for all other persons, 30 calendar days following adoption of the trading plan.
7.	You may not have more than one single-trade plan during any consecutive 12-month period.
8.	You may not have multiple, overlapping trading plans, unless one of the following exceptions applies:
●	Eligible “sell-to-cover” transactions (i.e., authorizing the sale of securities as necessary to satisfy tax withholding obligations arising exclusively from the vesting of a

Natera, Inc.

Insider Trading Policy 1

(as of February 24, 2023)

compensatory award where the insider doesn’t otherwise exercise control over the timing of such sales) are not considered separate plans under this prohibition.
●	A series of separate contracts with different broker-dealers that effectively function as a single trading plan are not considered overlapping plans. Please note that a termination or modification of one such contract will be deemed to be a termination or modification of the entire set of contracts.
●	Trades under an existing trading plan can continue to run during the cooling-off period for a new trading plan if the following conditions are met: (i) trading under the new trading plan does not begin until after all trades under the existing trading plan are completed or expire without execution, and (ii) the applicable cooling-off period under the new trading plan, running from the date of its adoption, is met; provided, however, if the existing trading plan is terminated early (i.e., before its scheduled completion date), then the applicable cooling-off period for the new trading plan must run from the date of the termination of the existing trading plan.
9.	Regarding material modifications (changes to the amount, price or timing of the purchase or sale of securities pursuant to the plan):
●	The trading plan may only be modified when the person modifying the trading plan is not aware of MNPI.
●	The trading plan may only be modified when there is no quarterly, special or other blackout in effect with respect to the person modifying the plan.
●	The first trade under the modified trading plan may only occur in accordance with the cooling-off periods described in item 6 above. The existing plan would remain in effect until the modified plan comes into effect.
10.	Natera must be promptly notified of any modification or termination of the trading plan, including any suspension of trading under the plan:
11.	If the trading plan grants discretion to a stockbroker or other person with respect to the execution of trades under the plan:
●	trades under the trading plan must be executed by someone other than the stockbroker or other person that executes trades in other securities for the person adopting the trading plan;
●	the person adopting the trading plan may not confer with the person administering the trading plan regarding Natera or its securities; and
●	the person administering the trading plan must provide prompt notice to Natera of the execution of a transaction pursuant to the plan.
12.	All transactions under the trading plan must be in accordance with applicable law.

Natera, Inc.

Insider Trading Policy 2

(as of February 24, 2023)

13.	The trading plan (including any modified trading plan) must meet such other requirements as the ITP Officer may determine.
14.	The ITP Officer, or the ITP Officer’s designee, must approve and keep a copy of each adopted trading plan.

Natera, Inc.

Insider Trading Policy 3

(as of February 24, 2023)